UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34982

E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-COMMERCE CHINA DANGDANG INC.

By:	/s/ Conor Chia-hung Yang
Name:	Conor Chia-hung Yang
Title:	Chief Financial Officer

Date: May 18, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

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